UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-41838

MoneyHero Limited

(Exact name of registrant as specified in its charter)

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CHANGE IN COMPANY’S CERTIFYING ACCOUNTANTS

Auditor Change from Ernst & Young to Deloitte Touche Tohmatsu

On December 1, 2025, the Audit Committee of the Board of Directors (the “Audit Committee”) of MoneyHero Limited (the “Company”) approved the dismissal of Ernst & Young (“EY”) as the Company’s independent registered public accounting firm, effective December 5, 2025, and the proposed appointment of Deloitte Touche Tohmatsu (“Deloitte”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025. Deloitte was formally engaged on December 5, 2025.

The reports of EY on the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, contained no adverse opinion or disclaimer of opinion.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent period through December 5, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in EY’s reports on the consolidated financial statements of the Company for such years, and (ii) no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, other than the following:

●	The material weaknesses reported in the Company’s 2024 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on May 6, 2025, specifically, the three material weaknesses in the Company’s internal control over financial reporting that were identified as of December 31, 2024 and arose from (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of International Financial Reporting Standards (“IFRS”) and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (iii) ineffective information technology general controls in the area of program change and user access management over the financial accounting system.

●	The material weaknesses reported in the Company’s 2023 annual report on Form 20-F filed with the SEC on April 29, 2024, specifically, the two material weaknesses in the Company’s internal control over financial reporting that were identified as of December 31, 2023 and arose from (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

The Company provided EY with a copy of the disclosures it is making in this current report on Form 6-K and requested that EY furnish it with a letter addressed to the SEC stating whether or not EY agrees with the above disclosures and, if not, stating the respects in which EY does not agree. A copy of EY’s letter to the SEC, dated December 5, 2025, is furnished herewith as Exhibit 99.1 to this current report on Form 6-K.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent period through December 5, 2025, neither the Company nor anyone on its behalf consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBITS

Exhibit No.	Description
99.1	Letter from Predecessor Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONEYHERO LIMITED

Date: December 5, 2025	By:	/s/ Rohith Murthy
	Name:	Rohith Murthy
	Title:	Chief Executive Officer

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